ARROW ELECTRONICS AGREES TO SELL GATES/ARROW UNIT
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FOR IMMEDIATE RELEASE
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MELVILLE, NEW YORK, May 6, 2002 -- Arrow Electronics, Inc.
(NYSE:ARW) today announced that it has signed a definitive agreement to sell substantially all of the assets of Gates/Arrow Distributing to Synnex Information Technologies, Inc. Gates/Arrow, the business unit within Arrow's North American Computer Products Group that sells computer products such as printers, monitors, other peripherals, and software to value added resellers in North America, accounted for approximately 5% of Arrow's sales in the March quarter. The transaction does not involve Arrow's midrange businesses (SBM, SupportNet, and MOCA), Arrow Enterprise Storage Solutions, SSD, CSD, Arrow/Wyle Computer Products, or the other business units in the North American Computer Products Group.

"Over the past several years, our strategy has been to focus increasingly on our midrange computer products businesses, where our value add is greater, and to reduce the relative importance of the lower gross margin Gates/Arrow business," said Francis M. Scricco, President and Chief Executive Officer of Arrow. "This transaction provides the most attractive avenue for Arrow to exit the Gates/Arrow business while best fulfilling our obligations to our customers, suppliers, and employees," he added.

Consummation of the transaction, which is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions, is expected to occur within 30 to 45 days. The purchase price, a combination of cash and the assumption of stated liabilities, will be determined based upon the adjusted net book value of the assets and liabilities of the business transferred as of the closing date. Arrow expects to incur a loss of approximately $15 million in connection with the disposal of Gates/Arrow.

Synnex Information Technologies is headquartered in Fremont, California. With 2001 sales of $3.2 billion, it is one of the world's leading distributors of computer products and works with leading industry suppliers in PCs and servers, mother boards, CPUs, memory, storage, networking, communications and component products.

Arrow Electronics is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry. Headquartered in Melville, New York, Arrow serves as a supply channel partner for more than 600 suppliers and over 175,000 original equipment manufacturers, contract manufacturers, and commercial customers through more than 200 sales facilities and 23 distribution centers in 40 countries. Detailed information about Arrow's operations can be found at www.arrow.com.

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Contact:
	Robert E. Klatell
	Executive Vice President
	516-391-1300


The Private Securities Litigation Reform Act of 1995 provides a
"safe harbor" for forward-looking statements. This press release contains forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but are not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the computer and electronic components markets, changes in relationships with key suppliers and the other risks described from time to time in the company's reports to the Securities and Exchange Commission (including the company's Annual Report on Form 10-K). Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update publicly or revise any forward-looking statements.